September 4, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie, Legal Branch Chief

Re:	Dynagas LNG Partners LP
Amendment No. 2 to Registration Statement on Form F-1
File No. 333-197915

Dear Mr. Dobbie:

Reference is made to the registration statement on Form F-1 (File No. 333-197915) (the “Original Registration Statement”) of Dynagas LNG Partners LP (the “Partnership”) in connection with the underwritten public offering of the Partnership’s senior notes due 2019 under the Securities Act of 1933, as amended, that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 6, 2014. On August 8, 2014, the Partnership filed with the Commission the first amended registration statement on Form F-1, which amended the Original Registration Statement solely for the purpose of including Dynagas Finance Inc. as a co-registrant and to file Exhibits 1.1, 4.1, and 4.2. By letter dated August 22, 2014 (the “First Comment Letter”), the staff of the Commission (the “Staff”) provided the Partnership with its comments to the Original Registration Statement. The second amended registration statement on Form F-1 (the “Second Amended Registration Statement”), which responded to the Staff’s comments contained in the First Comment Letter, was filed with the Commission on August 27, 2014. By letter dated September 3, 2014 (the “Second Comment Letter”), the Staff provided the Partnership with its comments to the Second Amended Registration Statement. The third amended registration statement on Form F-1 (the “Third Amended Registration Statement”), which responds to the Staff’s comments in the Second Comment Letter, is filed today with the Commission for review.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Third Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Second Comment Letter.

General

1.	We note your response to our prior comment 1 and reissue in part. Please disclose an estimate of the net proceeds in the use of proceeds section and complete the capitalization table based on the principal amount of notes being offered or explain why you believe it is appropriate to omit this information.

In response to the Staff’s comments, the Partnership has revised the disclosure under the heading “Use of Proceeds” to provide an estimate of the net proceeds. The Partnership has also updated the capitalization table to reflect the principal amount of notes being offered.

Exhibit 8.1

2.	We note your response to our prior comment 5 and reissue in part. Please revise the disclosure under the headings “Risk Factors—We may have to pay tax on United States source income, which would reduce our earnings and cash flow,” “Material United States Federal Income Tax Considerations” and “Marshall Islands Tax Considerations” in the prospectus to clearly state that it is the opinion of counsel. For guidance, please refer to Section III.B.2 in Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Partnership has revised its disclosure under the referenced headings to state that the disclosure contained within such sections is the opinion of counsel. In view of these changes, the Partnership has filed a redated opinion of counsel as Exhibit 8.1.

* * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Robert E. Lustrin, Esq. at (212) 574-1420, or Filana Silberberg, Esq. at (212) 574-1308.

Very truly yours, SEWARD & KISSEL LLP

By	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.